[redacted]

09055299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49734

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISG Equity Sales Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5242 Plainfield NE Suite D
(No. and Street)

Grand Rapids	Michigan	48525
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave, Suite 1	Lansing	Michigan	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Wayne Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISG Equity Sales Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wayne Brown
Signature

President
Title

State of Michigan, County of Kent
My commission expires: 9-17-2011

Candice Mount
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
ISG Equity Sales Corporation

We have audited the accompanying statements of financial condition of ISG Equity Sales Corporation as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISG Equity Sales Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner Costerisan P.C.

February 25, 2009

ISG EQUITY SALES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 141,029	$ 128,137
Commissions and concessions receivable	218,233	335,126
Prepaid expenses	6,868	13,556
Deferred income taxes	2,200	-
Refundable income taxes	1,350	-
Total assets	$ 369,680	$ 476,819

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Liabilities:		
Commissions payable	$ 235,349	$ 328,224
Accrued expenses	4,432	-
Accrued income taxes		5,800
Deferred income taxes	-	3,000
Total liabilities	239,781	337,024
Stockholder's equity:		
Common stock, $1 par value, authorized 60,000 shares, issued and outstanding 10,000 shares	10,000	10,000
Additional paid-in capital	15,557	15,557
Retained earnings	104,342	114,238
Total stockholder's equity	129,899	139,795
Total liabilities and stockholder's equity	$ 369,680	$ 476,819

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Commissions	$ 2,412,623	$ 2,585,276
FINRA refund	-	35,000
Other revenue	-	1,212
Total revenues	2,412,623	2,621,488
EXPENSES:		
Commissions	2,132,312	2,306,938
Management fee	251,644	225,005
Insurance	14,052	12,002
Professional fees	23,378	14,229
NASD/CRD fees	4,646	3,895
Other expenses	1,069	11,538
Total expenses	2,427,101	2,573,607
Income (loss) before income taxes	(14,478)	47,881
INCOME TAX EXPENSE	4,582	(10,758)
NET INCOME (LOSS)	$ (9,896)	$ 37,123

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common stock	Additional paid-in capital	Retained earnings	Total
STOCKHOLDER'S EQUITY, January 1, 2007	$ 10,000	$ 15,557	$ 77,115	$ 102,672
ADD - net income	-	-	37,123	37,123
STOCKHOLDER'S EQUITY, December 31, 2007	10,000	15,557	114,238	139,795
DEDUCT - net loss	-	-	(9,896)	(9,896)
STOCKHOLDER'S EQUITY, December 31, 2008	$ 10,000	$ 15,557	$ 104,342	$ 129,899

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net income (loss)	$ (9,896)	$ 37,123
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Commissions and concessions receivable	116,893	(81,289)
Prepaid expenses	6,688	22,641
Commissions payable	(92,875)	59,091
Accrued income taxes	(7,150)	3,300
Accrued expenses	4,432	-
Deferred income taxes	(5,200)	1,200
Total adjustments	22,788	4,943
Net cash provided by operating activities	12,892	42,066
CASH AND CASH EQUIVALENTS:		
Beginning of year	128,137	86,071
End of year	$ 141,029	$ 128,137
Cash paid (received) for:		
Income taxes	$ 4,000	$ 1,592

See notes to financial statements.

ISG EQUITY SALES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade date basis and normally settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

ISG Equity Sales Corporation (the "Company") is a wholly owned subsidiary of Investment Services Group, Inc. (ISG or Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a licensed member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company receives commission revenues for facilitating customer purchases of annuities and mutual funds. The Company markets primarily to employees of hospitals located in the State of Michigan. Historically most of the Company's commission revenue has come from one company. In recent years, the percent of commission revenue received from the one insurance company is declining in relation total to revenue, as the Company looks to diversify products offered to clients through other insurance companies. Accrued commission income is normally settled within 30 days and is considered subject to minimal risk.

The Company has entered into a "restrictive agreement" with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

The Company deposits its cash with financial institutions and money market funds. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also considered subject to minimal risk.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

ISG EQUITY SALES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES

The provision for income tax benefit (expense) is as follows:

	2008	2007
Federal		
Current	$ (253)	$ (9,558)
Deferred	5,200	(1,200)
Michigan Business Tax	(365)	-
	$ 4,582	$ (10,758)

The difference between federal income tax expense and the tax computed based on statutory rates is primarily attributable to the surtax exemption and non-deductible expenses.

Deferred taxes arise from temporary differences resulting from income and expense items reported on the accrual basis in the financial statements and on the cash basis for tax purposes.

	2008	2007
Temporary differences:		
Accrual to cash adjustment	$ (14,680)	$ 20,458
Deferred tax asset (liability)	$ 2,200	$ (3,000)

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with ISG whereby ISG will provide office space and equipment, management, administrative and clerical support to the Company. Under the agreement, the Company incurred expenses of $251,644 and $225,005 for the years ended December 31, 2008 and 2007, respectively.

NOTE 5 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had regulatory net capital of $96,146 and a minimum regulatory net capital requirement of $15,985. The regulatory net capital ratio of the company was 2.49 to 1.

ISG EQUITY SALES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION WITH COMPANY'S COMPUTUATION
AS OF DECEMBER 31, 2008

NET CAPITAL:		
Total stockholder's equity		$ 129,899
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable net of related commissions payable for fixed annuities	$ 2,415	
Deferred income taxes	2,200	
Refundable income taxes	1,350	
Prepaid expenses	6,868	
12(b) trail receivables	20,920	33,753
Net capital		$ 96,146
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Commissions payable, accrued expenses, and current income tax payable		$ 239,781
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness $239,781 x 6 2/3% or $5,000 if greater)		$ 15,985
Excess net capital		$ 80,161
Ratio: Aggregate indebtedness to net capital		2.49:1
Reconciliation with Company's computation (Included in Part IIA of Form X-17A-5 as of December 31, 2008)		
Net capital as reported in Company's Part IIA unaudited FOCUS Report to		$ 75,055
Increase due increase in commissions receivable		7,701
Increase due to decrease in commissions payble		13,390
Net capital		$ 96,146

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Report on Internal Control Required by
SEC Rule 17a-5

Board of Directors
ISG Equity Sales Corporation

In planning and performing our audit of the financial statements and supplemental schedule of ISG Equity Sales Corporation (the Company), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 25, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Marcum Cordeman P.C.

February 25, 2009

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

February 1, 2009

Board of Directors
ISG Equity Sales Corporation

In planning and performing our audit of the financial statements of ISG Equity Sales Corporation as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered ISG Equity Sales Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. We consider the following deficiencies to be significant deficiencies in internal control:

Significant Journal Entries

During the course of the audit, adjusting journal entries that were significant to the financial statements were required to present the financial statements in accordance with generally accepted accounting principles. These journal entries were necessary to record additional commissions receivable and related commissions payable.

We will review the status of this comment during our next audit engagement. We have already discussed this comment with various Company personnel, and we will be pleased to discuss them in further detail at your convenience.

This report is intended solely for the information and use of ISG Equity Sales Corporation, management, others within the organization, and Financial Industry Regulatory Authority (FINRA), and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate the cooperation we received from your staff during our engagement and the opportunity to be of service.

Very truly yours,

Marcum Cotsonina P.C.

ISG EQUITY SALES CORPORATION

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS